[redacted]

08005894

Morgan Crucible

21st October 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2008 NOV 17 A 11:23

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
NOV 19 2008
THOMSON REUTERS

Enclosure

Dew 11/17

ISSUER The Morgan Crucible Company plc **FILE NO.** 82-3387

RNS Number : 7789G
Morgan Crucible Co PLC
27 October 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR RALPH IAN GOMARSALL	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person MRS JANE GOMARSALL

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 4 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MRS JANE GOMARSALL - CHARLES STANLEY FASTRADE NOMINEE ACCOUNT	8.	State the nature of the transaction PURCHASE
9.	Number of shares, debentures or financial instruments relating to shares acquired 10,754	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.00367%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	N/A		N/A
13.	Price per share or value of transaction 92.43p	14.	Date and place of transaction 27TH OCTOBER 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) MR RALPH IAN GOMARSALL 700 SHARES 0.00026% MRS JANE GOMARSALL 19,743 SHARES 0.0073%	16.	Date issuer informed of transaction 27TH OCTOBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE

Date of notification 27TH OCTOBER 2008

END

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

RNS Number : 7801G
Morgan Crucible Co PLC
27 October 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R (1) or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006. (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR JOHN MAXWELL	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

			N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest N/A	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares N/A
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction N/A
9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 27/10/2008 - GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004	18.	Period during which or date on which exercisable VESTS ON 27/10/2011 - SUBJECT TO PERFORMANCE CONDITIONS
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) 141,121 ORDINARY SHARES OF 25p

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification 171,121 - UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE TEL: 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE

Date of notification 27TH OCTOBER 2008

END

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-
3387

RNS Number : 8659G
Morgan Crucible Co PLC
28 October 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R (1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR SIMON HEALE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

			N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25P
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them DUNCAN LAWRIE ASSET MANAGEMENT LTD ISA ACCOUNT - SIMON HEALE	8.	State the nature of the transaction PURCHASE
9.	Number of shares, debentures or financial instruments relating to shares acquired 10,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0037%
11.	Number of shares, debentures or financial	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into

	instruments relating to shares disposed N/A		account when calculating percentage) N/A
13.	Price per share or value of transaction 92.75p	14.	Date and place of transaction 27TH OCTOBER 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 18,000 SHARES 0.0067%	16.	Date issuer informed of transaction 27TH OCTOBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE TEL: 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 28TH OCTOBER 2008

END

END

FILE NO. 82-34986

RECEIVED

2008 NOV 17 A 11:22

WGR - Wits Gold - Trading update

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
("Wits Gold")
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

TRADING UPDATE

In terms of the Listings Requirements of JSE Limited, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on will be more that 20% different from that of the previous corresponding period.

Accordingly, a review of the financial results for the 6 months ended 31 August 2008 by management has indicated that they expect a basic and headline loss per share of between 3,85 cents per share and 4,70 cents per share. In the prior comparative period the company reported a basic and headline loss per share of 11,55 cents per share. The decrease in the loss and headline loss per share is mainly attributable to an increase in interest received (R5,25m) which was offset by a decrease in the fair value gain on a financial asset (R3,26m). The financial information on which this trading statement is based has not been reviewed or reported on by Wits Gold`s auditors. The results for the 6 months ended 31 August 2008 are expected to be published on or about 3 October 2008.

5 September 2008

Sponsor
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited
Date: 05/09/2008 16:30:01 Supplied by www.sharenet.co.za

FILE No 82-34986

WGR - Wits Gold - Unusual share trades

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
("Wits Gold")
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

Unusual share trades

It has come to the Company`s attention that a number of unusual share trades occurred on 8 and 9 September 2008. The following explanations have been obtained:

8 September 2008.

A broker erroneously placed an order to sell 1 000 shares at 85 cents per share instead of 8500 cents per share. Due to the fact that the price variance was greater than 5% from the last trade AND the loss was greater than R50 000, the trade was cancelled.

9 September 2008.

During the opening auction, as part of a Resource Index basket transaction, a broker entered an order to sell 20 shares at market. At that time the best bid in the market was a bid of 100 cents per share which had been left in the system from the previous day. Subsequently another broker entered an order to buy 20 shares at 105 cents per share and this was matched to the sell order. Unfortunately, in this case, the trade did not qualify for cancellation as, in spite of the price variance being greater than 5% from the last trade, the subsequent loss was less than R50 000. Accordingly the statistics for 9 September 2008 will reflect a low of 105 cents.

10 September 2008

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 10/09/2008 12:39:11 Supplied by www.sharenet.co.za

FILE NO.
82-34986

WITS GOLD

A Long Term Option on Gold

Witwatersrand Consolidated Gold Resources Limited
("Wits Gold" or "the Company")
Incorporated in the Republic of South Africa
(Registration Number 2002 031365 06)
Share Code WGR ISIN ZAE000079703

Unaudited financial results

for the six months ended 31 August 2008

Condensed income statement

for the six months ended 31 August 2008

	Six months ended 31 August 2008 (Unaudited) R	Six months ended 31 August 2007 (Reviewed) R	Year ended 29 February 2008 (Audited) R
Revenue	–	–	–
Operating loss	**(8 765 124)**	(9 253 702)	(18 541 040)
Net finance income	**8 073 436**	2 776 298	9 020 296
Sundry income	**4 320**	3 508	3 509
Fair value gain on financial asset	**245 152**	3 510 341	14 126 675
(Loss)/profit for the period before taxation	**(442 216)**	(2 963 555)	4 609 440
Taxation	**733 016**	–	3 872 813
(Loss)/profit for the period	**(1 175 232)**	(2 963 555)	736 627
(Loss)/profit per share and diluted (loss)/profit per share and headline (loss)/profit per share			
Weighted average number of shares in issue	**27 478 559**	25 660 397	26 089 194
Basic and headline (loss)/profit per share (cents)	**(4,28)**	(11,55)	2,82
Diluted weighted average number of shares in issue	**27 478 559**	25 947 852	26 689 194
Diluted basic and headline (loss)/profit per share (cents)	**(4,28)**	(15,58)	2,76

Condensed balance sheet

as at 31 August 2008

	As at 31 August 2008 (Unaudited) R	As at 31 August 2007 (Reviewed) R	As at 29 February 2008 (Audited) R
Assets			
Non-current assets	**65 048 992**	54 179 701	51 089 076
Current assets	**142 770 145**	116 910 614	151 446 737
Total assets	**207 819 137**	171 090 315	202 535 813
Equity and liabilities			
Capital and reserves	**197 125 992**	167 280 431	190 581 149
Non-current liabilities	**659 508**	–	2 503 894
Current liabilities	**10 033 637**	3 809 884	9 450 770
Total equity and liabilities	**207 819 137**	171 090 315	202 535 813

Condensed cash flow statement

for the six months ended 31 August 2008

	Six months ended 31 August 2008 (Unaudited) R	Six months ended 31 August 2007 (Reviewed) R	Year ended 29 February 2008 (Audited) R
Cash flows from operating activities			
Cash utilised in operating activities	**(9 608 100)**	(3 850 220)	(6 757 842)
Taxation paid	**(4 322)**	–	–
Net finance income	**8 073 436**	2 776 298	9 020 296
Net cash (utilised in)/ generated by operating activities	**(1 538 986)**	(1 073 922)	2 262 454
Cash flows from investing activities			
Net cash generated by/(utilised in) investing activities	**220 474**	(8 754 545)	(4 109 891)
Cash flows from financing activities			
Net cash generated by financing activities	**6 346 848**	81 449 492	94 211 704
Increase in cash and cash equivalents	**5 028 336**	71 621 025	92 364 267
Cash and cash equivalents at beginning of period	**136 068 070**	43 703 803	43 703 803
Cash and cash equivalents at end of period	**141 096 406**	115 324 828	136 068 070

Statement of changes in equity

for the six months ended 31 August 2008

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R	Accumulated loss R	Revaluation reserve land and buildings R	Total R
Balance at 28 February 2007 (Audited)	**256 110**	**85 430 832**	**7 840 564**	**(9 401 556)**	**–**	**84 125 950**
Loss for the period	–	–	–	(2 963 555)	–	(2 963 555)
Equity-settled share-based payments	–	–	4 667 508	–	–	4 667 508
Issue of share capital	8 799	83 584 361	–	–	–	83 593 160
Qualifying costs of share issue	–	(2 142 632)	–	–	–	(2 142 632)
Balance at 31 August 2007 (Reviewed)	**264 909**	**166 872 561**	**12 508 072**	**(12 365 111)**	**–**	**167 280 431**
Balance at 29 February 2008 (Audited)	**272 909**	**179 582 518**	**14 998 351**	**(8 664 929)**	**4 392 300**	**190 581 149**
Loss for the period	–	–	–	(1 175 232)	–	(1 175 232)
Equity-settled share-based payments	–	–	1 373 226	–	–	1 373 226
Issue of share capital	6 000	6 364 000	–	–	–	6 370 000
Qualifying costs of share issue	–	(23 151)	–	–	–	(23 151)
Balance at 31 August 2008 (Unaudited)	**278 909**	**185 923 367**	**16 371 577**	**(9 840 161)**	**4 392 300**	**197 125 992**

Overview

The Company is involved in the mineral exploration industry and does not generate any operating income. Mineral exploration is highly speculative due to a number of significant risks, including the possible failure to discover mineral deposits that are sufficient in quantity and quality to justify the completion of feasibility studies. Currently Wits Gold has initiated a pre-feasibility study over its Bloemhoek project. Despite historical exploration work on the Company's prospecting rights, no known bodies of commercial ore or economic deposits have been established. Additional work will be required in order to determine if any economic deposits occur on the Company's properties.

The Company has previously been able to raise sufficient capital from its shareholders to fund its operating and exploration requirements. If the Company's current exploration programmes and studies are successful, additional financing will be required to complete further feasibility studies as well as developing any mineral properties identified in order to bring them into commercial production. The longer-term exploration of the Company's prospecting rights is dependent upon the Company's ability to obtain additional financing through the joint venturing of projects, debt financing, equity financing or other means.

During the six month period under review, Wits Gold issued 600 000 new shares, in terms of an option agreement with one of its advisors. In terms of this transaction the Company received R6,4 million in share capital and share premium, and R14,3 million in the settlement of a financial asset. These funds will supplement the Company's existing cash resources which will be used to advance its exploration projects in South Africa.

The Company has acquired the historic exploration data for one of its new prospecting rights in the southern Free State from AngloGold Ashanti for R0,7 million. These data include geological and assay data from 27 boreholes and diamond drill core from seven of these holes. An initial geological review of these areas has commenced in order to prioritise future exploration efforts.

The Wits Gold Annual General Meeting was held in Johannesburg on 25 July 2008. Two directors, Mrs Gayle Wilson and Mr Derek Urquhart, were re-appointed by the shareholders, following their retirement by rotation.

Basis of preparation

The interim condensed financial statements for the six months ended 31 August 2008 are unaudited and have not been reviewed by our auditors. They have been prepared in accordance with IAS 34 – Interim Financial Reporting and in compliance with the Listing Requirements of The JSE Limited.

The financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards (IFRS). The accounting policies of the Company have been consistently applied and these financial statements should be read in conjunction with the annual report for the year ended 29 February 2008.

Interim operations

The operating loss for the six months under review decreased by R0,5 million when compared to the first six months of the prior year. The decrease in operating loss results mainly from a decrease in listing fees (R2,8 million) partially offset by an increase in consulting fees (R0,8 million) and investor relations expenditure (R1,5 million).

The loss before taxation reduced by R2,5 million due to an increase in interest received (R5,3 million) which was partially offset by a reduction in the fair value gain of a financial asset by R3,3 million.

The Company spent R13,4 million (2007 – R7,9 million) on intangible exploration assets and R0,6 million (2007 – R0,8 million) on property and equipment.

Dividend

No dividend has been declared for the period under review (31 August 2007 – Nil).

Commitments

The Company's commitments amount to R44,7 million (2007 – R42,8 million), of which R44,1 million (2007 – R42,7 million) is in respect of exploration activities. The net increase results from additional commitments made relating to the new prospecting rights awarded to the Company, offset by actual expenditure incurred.

Events subsequent to the review period

No material events have occurred since the accounting date and the date of this report.

Mineral resources

There have been no material changes to the Company's mineral resources as disclosed in its 2008 annual report.

Future exploration

Wits Gold continues to focus its exploration on five priority projects, the most advanced of which occur in the southern Free State. The key Bloemhoek project contains an Indicated Resource of 52,3Mt at an average gold grade of 6,7g/t (11,3Moz). Following the completion of a preliminary financial assessment of this area, the Company has commissioned a pre-feasibility study to further evaluate its potential to host an underground operation, immediately adjacent to the Beatrix Gold Mine. The results of this exercise are expected during the first calendar quarter of 2009 and will include a number of alternative mine designs with related cash flow models. Further drilling is being undertaken at Bloemhoek in order to upgrade the current Inferred Resource of 16,0Mt at 6,6g/t (3,4Moz) into the Indicated category. The adjacent De Bron project contains a shallower, but smaller Indicated Resource of 16,1Mt at 5,3g/t gold (2,7Moz) with a similar 12,0Mt at 5,6g/t (2,2Moz) as an Inferred Resource. Two drill rigs are presently being employed with the intention of defining a larger Indicated Resource, prior to carrying out a scoping study to assess the viability of mining this area.

During early 2008, Wits Gold was granted prospecting rights in the areas immediately north and south of the defunct Beisa Uranium Mine in the southern Free State. Since acquiring these rights, the Company has also purchased historic exploration data, including borehole core for Beisa North, from AngloGold Ashanti. This data package includes a non-compliant resource estimate of 14,2Mt at 2,3g/t gold (1,0Moz) and 1,01kg/t U_3O_8 (31Mlbs). Future work will involve a review of the gold-uranium potential of this region in order to formulate an appropriate exploration strategy leading to formal resource estimates.

Immediately west of the Carletonville goldfield, the Company continues to prospect for extensions of the Carbon Leader and Middelvlei Reefs. Previous geological models for this area indicated that these reefs had been widely eliminated by low angle faults. However, a revised structural interpretation, combined with recent drilling results, has indicated that the reefs are likely to be preserved over significant parts of this Kleinfontein project. Drilling is scheduled to continue in this area which currently contains an Inferred Resource of 47,2Mt at 6,1g/t gold (9,2Moz).

In the Klerksdorp goldfield, the Company holds prospecting rights over the Kromdraai area, containing down-dip extensions of the Vaal Reef. An independent assessment of this project has estimated that an Inferred Resource of 57,6Mt at 16,2g/t (30,0Moz) occurs at depths in the order of 3 500 – 5 000 metres below surface. Kromdraai is currently the Company's only deep exploration project, but in view of the potential optionality represented by the significant tonnage and high grades, the drilling of a borehole to 3 600 metres is planned to commence during October 2008.

Prospects

The Company's main focus for the near term future continues to be on the drilling programmes in the southern Free State, Potchefstroom and Klerksdorp goldfields. The objectives in the southern Free State will be to complete the pre-feasibility study on the Bloemhoek project, upgrade the De Bron resource and appraise the gold-uranium potential of the Beisa region. In the Potchefstroom area, exploration will concentrate on multi reef targets adjacent to the Carletonville goldfield, whilst in the Klerksdorp region, drilling will test down-dip extensions of the Vaal Reef.

Wits Gold's board of directors is of the opinion that the Company currently has sufficient funds to finance its operations for approximately the next two and a half years.

For and on behalf of the board

Adam Fleming
Chairman

Marc Watchorn
CEO

Johannesburg
10 October 2008

Business and Registered Office
12th Floor, 70 Fox Street, Johannesburg, 2001
PO Box 61147, Marshalltown, 2107
Tel: (011) 832 1749
Fax: (011) 838 3208

Directors
Mr Adam Fleming *(Chairman)**, Prof Taole Mokoena *(Deputy Chairman)**, Dr Humphrey Mathe *(Director)**, Mrs Gayle Wilson *(Director)**, Dr Marc Watchorn *(Chief Executive Officer)*, Mr Derek Urquhart *(Chief Financial Officer)* *Non-executive

Company Secretary
Mr Brian Dowden
7 Parm Road, Morningside Ext 5
Sandton, Johannesburg, 2057
PO Box 651129, Benmore, 2010
South Africa

Sponsor
PricewaterhouseCoopers
Corporate Finance (Pty) Ltd
2 Eglin Rd, Sunninghill, 2157
Private Bag X37, Sunninghill, 2157
South Africa

Transfer Secretary
JSE: Link Market Services SA (Pty) Ltd
TSX: CIBC Mellon Trust Company

FILE NO.
82-34986

WGR - Wits Gold - Unaudited financial results for the six months ended 31 August 2008

Witwatersrand Consolidated Gold Resources Limited
("Wits Gold" or "the Company")
Incorporated in the Republic of South Africa
(Registration Number 2002/031365/06)
Share Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

Unaudited financial results for the six months ended 31 August 2008

Condensed income statement for the six months ended 31 August 2008

	Six months ended 31 August 2008 (Unaudited) R	Six months ended 31 August 2007 (Reviewed) R	Year ended 29 February 2008 (Audited) R
Revenue	-	-	-
Operating loss	(8 765 124)	(9 253 702)	(18 541 040)
Net finance income	8 073 436	2 776 298	9 020 296
Sundry income	4 320	3 508	3 509
Fair value gain on financial asset	245 152	3 510 341	14 126 675
(Loss)/profit for the period before taxation	(442 216)	(2 963 555)	4 609 440
Taxation	733 016	-	3 872 813
(Loss)/profit for the period	(1 175 232)	(2 963 555)	736 627
(Loss)/profit per share and diluted (loss)/profit per share and headline (loss)/profit per share			
Weighted average number of shares in issue	27 478 559	25 660 397	26 089 194
Basic and headline (loss)/profit per share (cents)	(4,28)	(11,55)	2,82
Diluted weighted average number of shares in issue	27 478 559	25 947 852	26 689 194
Diluted basic and headline (loss)/profit per share (cents)	(4,28)	(15,58)	2,76

Condensed balance sheet as at 31 August 2008

	As at 31 August 2008 (Unaudited) R	As at 31 August 2007 (Reviewed) R	As at 29 February 2008 (Audited) R
Assets			
Non-current assets	65 048 992	54 179 701	51 089 076
Current assets	142 770 145	116 910 614	151 446 737
Total assets	207 819 137	171 090 315	202 535 813
Equity and liabilities			
Capital and reserves	197 125 992	167 280 431	190 581 149
Non-current liabilities	659 508	-	2 503 894
Current liabilities	10 033 637	3 809 884	9 450 770
Total equity and liabilities	207 819 137	171 090 315	202 535 813

FILE NO.
82-34986

Condensed cash flow statement for the six months ended 31 August 2008

	Six months ended 31 August 2008 (Unaudited) R	Six months ended 31 August 2007 (Reviewed) R	Year ended 29 February 2008 (Audited) R
Cash flows from operating activities			
Cash utilised in operating activities	(9 608 100)	(3 850 220)	(6 757 842)
Taxation paid	(4 322)	-	-
Net finance income	8 073 436	2 776 298	9 020 296
Net cash (utilised in)/ generated by operating activities	(1 538 986)	(1 073 922)	2 262 454
Cash flows from investing activities			
Net cash generated by/(utilised in) investing activities	220 474	(8 754 545)	(4 109 891)
Cash flows from financing activities			
Net cash generated by financing activities	6 346 848	81 449 492	94 211 704
Increase in cash and cash equivalents	5 028 336	71 621 025	92 364 267
Cash and cash equivalents at beginning of period	136 068 070	43 703 803	43 703 803
Cash and cash equivalents at end of period	141 096 406	115 324 828	136 068 070

FILE NO.
82-34986

Statement of changes in equity for the six months ended 31 August 2008

	Ordinary share capital R	Share premium R	Equity-settled share-based payment reserve R	Accumulated loss R	Revaluation reserve land and buildings R	Total R
Balance at 28 February 2007 (Audited)	256 110	85 430 832	7 840 564	(9 401 556)	-	84 125 950
Loss for the period	-	-	-	(2 963 555)	-	(2 963 555)
Equity-settled share-based payments	-	-	4 667 508	-	-	4 667 508
Issue of share capital	8 799	83 584 361	-	-	-	83 593 160
Qualifying costs of share issue	-	(2 142 632)	-	-	-	(2 142 632)
Balance at 31 August 2007 (Reviewed)	264 909	166 872 561	12 508 072	(12 365 111)	-	167 280 431
Balance at 29 February 2008 (Audited)	272 909	179 582 518	14 998 351	(8 664 929)	4 392 300	190 581 149
Loss for the period	-	-	-	(1 175 232)	-	(1 175 232)
Equity-settled share-based payments	-	-	1 373 226	-	-	1 373 226
Issue of share capital	6 000	6 364 000	-	-	-	6 370 000
Qualifying costs of share issue	-	(23 151)	-	-	-	(23 151)
Balance at 31 August 2008 (Unaudited)	278 909	185 923 367	16 371 577	(9 840 161)	4 392 300	197 125 992

Overview

The Company is involved in the mineral exploration industry and does not generate any operating income. Mineral exploration is highly speculative due to a number of significant risks, including the possible failure to discover mineral deposits that are sufficient in quantity and quality to justify the completion of feasibility studies. Currently Wits Gold has initiated a pre-feasibility study over its Bloemhoek project. Despite historical exploration work on the Company's prospecting rights, no known bodies of commercial ore or economic deposits have been established. Additional work will be required in order to determine if any economic deposits occur on the Company's properties.

The Company has previously been able to raise sufficient capital from its shareholders to fund its operating and exploration requirements. If the Company's current exploration programmes and studies are successful, additional financing will be required to

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complete further feasibility studies as well as developing any mineral properties identified in order to bring them into commercial production. The longer-term exploration of the Company's prospecting rights is dependent upon the Company's ability to obtain additional financing through the joint venturing of projects, debt financing, equity financing or other means.

During the six month period under review, Wits Gold issued 600 000 new shares, in terms of an option agreement with one of its advisors. In terms of this transaction the Company received R6,4 million in share capital and share premium, and R14,3 million in the settlement of a financial asset. These funds will supplement the Company's existing cash resources which will be used to advance its exploration projects in South Africa.

The Company has acquired the historic exploration data for one of its new prospecting rights in the southern Free State from AngloGold Ashanti for R0,7 million. These data include geological and assay data from 27 boreholes and diamond drill core from seven of these holes. An initial geological review of these areas has commenced in order to prioritise future exploration efforts.

The Wits Gold Annual General Meeting was held in Johannesburg on 25 July 2008. Two directors, Mrs Gayle Wilson and Mr Derek Urquhart, were re-appointed by the shareholders, following their retirement by rotation.

Basis of preparation
The interim condensed financial statements for the six months ended 31 August 2008 are unaudited and have not been reviewed by our auditors. They have been prepared in accordance with IAS 34 - Interim Financial Reporting and in compliance with the Listing Requirements of the JSE Limited.

The financial information has been prepared on the basis of the recognition and measurement requirements of International Financial Reporting Standards (IFRS). The accounting policies of the Company have been consistently applied and these financial statements should be read in conjunction with the annual report for the year ended 29 February 2008.

Interim operations
The operating loss for the six months under review decreased by R0,5 million when compared to the first six months of the prior year. The decrease in operating loss results mainly from a decrease in listing fees (R2,8 million) partially offset by an increase in consulting fees (R0,8 million) and investor relations expenditure (R1,5 million).

The loss before taxation reduced by R2,5 million due to an increase in interest received (R5,3 million) which was partially offset by a reduction in the fair value gain of a financial asset by R3,3 million.

The Company spent R13,4 million (2007 - R7,9 million) on intangible exploration assets and R0,6 million (2007 - R0,8 million) on property and equipment.

Dividend
No dividend has been declared for the period under review (31 August 2007 - Nil).

Commitments
The Company's commitments amount to R44,7 million (2007 - R42,8 million), of which R44,1 million (2007 - R42,7 million) is in respect of exploration activities. The net increase results from additional commitments made relating to the new prospecting rights awarded to the Company, offset by actual expenditure incurred.

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Events subsequent to the review period
No material events have occurred since the accounting date and the date of this report.

Mineral resources
There have been no material changes to the Company's mineral resources as disclosed in its 2008 annual report.

Future exploration
Wits Gold continues to focus its exploration on five priority projects, the most advanced of which occur in the southern Free State. The key Bloemhoek project contains an Indicated Resource of 52,3Mt at an average gold grade of 6,7g/t (11,3Moz). Following the completion of a preliminary financial assessment of this area, the Company has commissioned a pre-feasibility study to further evaluate its potential to host an underground operation, immediately adjacent to the Beatrix Gold Mine. The results of this exercise are expected during the first calendar quarter of 2009 and will include a number of alternative mine designs with related cash flow models. Further drilling is being undertaken at Bloemhoek in order to upgrade the current Inferred Resource of 16,0Mt at 6,6g/t (3,4Moz) into the Indicated category. The adjacent De Bron project contains a shallower, but smaller Indicated Resource of 16,1Mt at 5,3g/t gold (2,7Moz) with a similar 12,0Mt at 5,6g/t (2,2Moz) as an Inferred Resource. Two drill rigs are presently being employed with the intention of defining a larger Indicated Resource, prior to carrying out a scoping study to assess the viability of mining this area.

During early 2008, Wits Gold was granted prospecting rights in the areas immediately north and south of the defunct Beisa Uranium Mine in the southern Free State. Since acquiring these rights, the Company has also purchased historic exploration data, including borehole core for Beisa North, from AngloGold Ashanti. This data package includes a non-compliant resource estimate of 14,2Mt at 2,3g/t gold (1,0Moz) and 1,01kg/t U_3O_8 (31Mlbs). Future work will involve a review of the gold-uranium potential of this region in order to formulate an appropriate exploration strategy leading to formal resource estimates.

Immediately west of the Carletonville goldfield, the Company continues to prospect for extensions of the Carbon Leader and Middelvlei Reefs. Previous geological models for this area indicated that these reefs had been widely eliminated by low angle faults. However, a revised structural interpretation, combined with recent drilling results, has indicated that the reefs are likely to be preserved over significant parts of this Kleinfontein project. Drilling is scheduled to continue in this area which currently contains an Inferred Resource of 47,2Mt at 6,1g/t gold (9,2Moz).

In the Klerksdorp goldfield, the Company holds prospecting rights over the Kromdraai area, containing down-dip extensions of the Vaal Reef. An independent assessment of this project has estimated that an Inferred Resource of 57,6Mt at 16,2g/t (30,0Moz) occurs at depths in the order of 3 500 - 5 000 metres below surface. Kromdraai is currently the Company's only deep exploration project, but in view of the potential optionality represented by the significant tonnage and high grades, the drilling of a borehole to 3 600 metres is planned to commence during October 2008.

Prospects
The Company's main focus for the near term future continues to be on the drilling programmes in the southern Free State, Potchefstroom and Klerksdorp goldfields. The objectives in the southern Free State will be to complete the pre-feasibility study on the Bloemhoek project, upgrade the De Bron resource and appraise the gold-uranium potential of the Beisa region. In the Potchefstroom area, exploration will concentrate on

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multi reef targets adjacent to the Carletonville goldfield, whilst in the Klerksdorp region, drilling will test down-dip extensions of the Vaal Reef.

Wits Gold's board of directors is of the opinion that the Company currently has sufficient funds to finance its operations for approximately the next two and a half years.

For and on behalf of the board

Adam Fleming
Chairman

Marc Watchorn
CEO

Johannesburg
10 October 2008

Business and Registered Office
12th Floor, 70 Fox Street, Johannesburg, 2001
PO Box 61147, Marshalltown, 2107
Tel: (011) 832 1749
Fax: (011) 838 3208

Directors
Mr Adam Fleming (Chairman)*
Prof Taole Mokoena (Deputy Chairman)*
Dr Humphrey Mathe (Director)*
Mrs Gayle Wilson (Director)*
Dr Marc Watchorn (Chief Executive Officer)
Mr Derek Urquhart (Chief Financial Officer)
*Non-executive

Company Secretary
Mr Brian Dowden
7 Pam Road, Morningside Ext 5
Sandton, Johannesburg, 2057
PO Box 651129, Benmore, 2010
South Africa

Sponsor
PricewaterhouseCoopers
Corporate Finance (Pty) Ltd
2 Eglin Rd, Sunninghill, 2157
Private Bag X37, Sunninghill, 2157
South Africa

Transfer Secretary
JSE: Link Market Services SA (Pty) Ltd
TSX: CIBC Mellon Trust Company
www.witsgold.com
Date: 13/10/2008 17:00:01

END